SPP CPM

Southern Pacific Petroleum N.L.

A.B.N. 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

Chairman Campbell Anderson

02034116

12 March 2002

Manager
Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

PROCESSED
MAY 2 9 2002
THOMSON FINANCIAL

SUPPL

02 MAY 16 AM 10:17

Dear Sir/Madam

SOUTHERN PACIFIC PETROLEUM NL (THE COMPANY)
LODGEMENT OF APPENDICES 3B

We refer to the letter from our solicitors, Gilbert + Tobin, dated 20 February 2002 attaching Appendices 3B in respect of th issue of shares and options by the Company in connection with the schemes of arrangement between the Company an Central Pacific Minerals NL (**CPM**). We now attach revised Appendices 3B specifying the number of shares and option which were issued on 8 March 2002 as part of the implementation of the schemes of arrangement.

We refer also to the conditional approval given by the ASX on 26 February 2002 to the quotation of the fully paid ordinar shares referred to in one of those Appendices (which are of the same class as the Company's fully paid ordinary share listed on the Australian Stock Exchange). As the shares the subject of the conditional approval have now been issued, w **seek confirmation of official quotation of those shares effective 8 March 2002**. As requested in the letter of conditiona approval, we confirm that:

- the fully paid ordinary shares referred to in the relevant attached Appendix 3B were allotted on 8 March 2002;
- the number of shares and the issued capital of the Company following the issue of the shares is as set out in tha Appendix 3B; and
- the shares have been allocated to the issuer sponsored subregister.

A list of the 20 largest holders of fully paid ordinary shares will be provided on 18 March following the deferred tradin period.

Thank you for your assistance. If you have any questions, please contact me on (07) 3237 6600.

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

V.H. Kuss
Company Secretary

cc to Dianna Higgins, ASX Brisbane

dw 5/21

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

SOUTHERN PACIFIC PETROLEUM N.L (*SPP*)

ACN, ARBN or ARSN

008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	FULLY PAID ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	164,218,904
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	SECURITIES ARE FULLY PAID ORDINARY SHARES AND HAVE ALL THE RIGHTS ATTACHING TO ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CENTRAL PACIFIC MINERALS N.L. (*CPM*). UNDER THE SCHEME, SHAREHOLDERS OF CPM (OTHER THAN SPP) WILL RECEIVE 2.664 ORDINARY FULLY PAID SHARES IN SPP FOR EVERY ONE OF THEIR FULLY PAID ORDINARY SHARES IN CPM.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CPM, AS DESCRIBED ABOVE.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 MARCH 2002

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
377,718,024	ORDINARY FULLY PAID
2,562,747	ORDINARY SHARES PAID TO 10 CENTS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
27,663,651	EQUITY PARTICIPATION SHARES PAID TO 1 CENT
22,906,002	EQUITY PARTICIPATION SHARES PAID TO 0.375 CENTS
247,369	ORDINARY SHARES PAID TO 40.616 CENTS
4,550,000	CONVERTIBLE UNSECURED NOTES AT $3.30 PER NOTE
12,500,000	OPTIONS EXPIRING ON 20/04/2006 (EXERCISE PRICE OF $1.25)
12,331,656	OPTIONS EXPIRING ON 20/04/2006 (EXERCISE PRICE OF $1.2669)
4	GUARANTEE FACILITY OPTIONS OVER MAXIMUM 10,050,000 FULLY PAID ORDINARY SHARES
4	GUARANTEE FACILITY OPTIONS OVER MAXIMUM 10,057,932 FULLY PAID ORDINARY SHARES

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

FULL PARTICIPATION FROM DATE OF ALLOTMENT

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to

+ See chapter 19 for defined terms.

return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..11/03/02..........................
(Director/Company secretary)

Print name: ....V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

SOUTHERN PACIFIC PETROLEUM N.L. (*SPP*)

ACN, ARBN or ARSN

008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES PAID TO 40.616 CENTS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	247,369
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	THE UNPAID CAPITAL FOR EACH ORDINARY SHARES PAID TO 40.616 CENTS (***CONTRIBUTING SHARE***) WILL BE 9.384 CENTS. THE OTHER TERMS OF THE CONTRIBUTING SHARES ARE IDENTICAL TO THE TERMS OF EXISTING QUOTED PARTLY PAID CONTRIBUTING SHARES (ON WHICH THE UNPAID CAPITAL IS 40 CENTS PER SHARE).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	THEY WILL RANK EQUALLY WITH EXISTING QUOTED PARTLY PAID CONTRIBUTING SHARES. HOWEVER, APPLICATION WILL NOT BE MADE FOR QUOTATION OF THE NEW PARTLY PAID CONTRIBUTING SHARES. THE AMOUNT UNPAID ON EACH OF THE EXISTING QUOTED CONTRIBUTING SHARES IS 40 CENTS AND THOSE SHARES ARE THEREFORE OF A DIFFERENT CLASS TO THE NEWLY ISSUED CONTRIBUTING SHARES.
5	Issue price or consideration	THE CONTRIBUTING SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CENTRAL PACIFIC MINERALS N.L. (***CPM***). HOLDERS OF CONTRIBUTING SHARES IN CPM OTHER THAN SPP WILL RECEIVE 2.664 CONTRIBUTING SHARES FOR EVERY ONE OF THEIR CPM CONTRIBUTING SHARES.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE CONTRIBUTING SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CPM, AS DESCRIBED ABOVE.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 MARCH 2002

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CENTRAL PACIFIC MINERALS N.L. (***CPM***). UNDER THE SCHEME, SHAREHOLDERS OF CPM (OTHER THAN SPP) WILL RECEIVE 2.664 ORDINARY FULLY PAID SHARES IN SPP FOR EVERY ONE OF THEIR FULLY PAID ORDINARY SHARES IN CPM.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CPM, AS DESCRIBED ABOVE.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 MARCH 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
377,718,024	ORDINARY FULLY PAID
2,562,747	ORDINARY SHARES PAID TO 10 CENTS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
27,663,651	EQUITY PARTICIPATION SHARES PAID TO 1 CENT
22,906,002	EQUITY PARTICIPATION SHARES PAID TO 0.375 CENTS
247,369	ORDINARY SHARES PAID TO 40.616 CENTS
4,550,000	CONVERTIBLE UNSECURED NOTES AT $3.30 PER NOTE
12,500,000	OPTIONS EXPIRING ON 20/04/2006 (EXERCISE PRICE OF $1.25)
12,331,656	OPTIONS EXPIRING ON 20/04/2006 (EXERCISE PRICE OF $1.2669)
4	GUARANTEE FACILITY OPTIONS OVER MAXIMUM 10,050,000 FULLY PAID ORDINARY SHARES
4	GUARANTEE FACILITY OPTIONS OVER MAXIMUM 10,057,932 FULLY PAID ORDINARY SHARES

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

THE DIVIDEND POLICY WILL BE THE SAME AS FOR THE EXISTING QUOTED CONTRIBUTING SHARES.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to

+ See chapter 19 for defined terms.

return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...11/03/02.........................
(Director/Company secretary)

Print name: ....V. H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

lzbs S0110874805v3 204706118 8.03.2002

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

SOUTHERN PACIFIC PETROLEUM N.L (*SPP*)

ACN, ARBN or ARSN

008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	EQUITY PARTICIPATION SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,906,002

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EQUITY PARTICIPATION SHARES ARE PARTLY PAID SHARES ISSUED TO PERSONS WHO ARE EMPLOYEES, DIRECTORS OR CONSULTANTS OF SPP, CENTRAL PACIFIC MINERALS N.L. (***CPM***) OR THEIR SUBSIDIARIES. THE SHARES ARE ORDINARY SHARES EXCEPT THAT UNTIL THE HOLDER OF THE SHARES HAS GIVEN 3 YEARS' CONTINUOUS SERVICE WITH THE RELEVANT COMPANY FROM THE DATE OF ISSUE OF THE SHARES AND HAS PAID THE AMOUNT OUTSTANDING ON THE SHARES, THE SHARES ARE SUBJECT TO THE FOLLOWING CONDITIONS: (i) THE HOLDER IS NOT ENTITLED TO VOTE AT ANY GENERAL MEETING OF SPP EXCEPT IN RESPECT OF RESOLUTIONS CHANGING OR HAVING THE EFFECT OF CHANGING THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY WHERE THE DIRECTORS BELIEVE THAT THERE HAS BEEN A CHANGE OF CONTROL OF THE COMPANY; (ii) NO DIVIDEND IS PAID IN RESPECT OF THE SHARES UNTIL THEY BECOME FULLY PAID ORDINARY SHARES; AND (ii) THE SHARE DOES NOT CONFER ON THE HOLDER ANY RIGHT TO RECEIVE A DISTRIBUTION IN EXCESS OF THE AMOUNT PAID UP ON THE SHARE AT THE RELEVANT TIME ON WINDING UP OF SPP.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NO. THE SHARES WILL RANK EQUALLY WITH QUOTED ORDINARY SHARES IN SPP WHEN THEY BECOME FULLY PAID ORDINARY SHARES (SEE POINT 3).
5	Issue price or consideration	THE EQUITY PARTICIPATION SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CENTRAL PACIFIC MINERALS N.L. (***CPM***). UNDER THE SCHEME, HOLDERS OF CPM EQUITY PARTICIPATION SHARES, OTHER THAN SPP, WILL RECEIVE 2.664 SPP EQUITY PARTICIPATION SHARES FOR EVERY ONE OF THEIR CPM EQUITY PARTICIPATION SHARES.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE EQUITY PARTICIPATION SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CPM, AS DESCRIBED ABOVE.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 MARCH 2002

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CENTRAL PACIFIC MINERALS N.L. (*CPM*). UNDER THE SCHEME, SHAREHOLDERS OF CPM (OTHER THAN SPP) WILL RECEIVE 2.664 ORDINARY FULLY PAID SHARES IN SPP FOR EVERY ONE OF THEIR FULLY PAID ORDINARY SHARES IN CPM.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CPM, AS DESCRIBED ABOVE.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 MARCH 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	377,718,024	ORDINARY FULLY PAID
		2,562,747	ORDINARY SHARES PAID TO 10 CENTS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,663,651	EQUITY PARTICIPATION SHARES PAID TO 1 CENT
		22,906,002	EQUITY PARTICIPATION SHARES PAID TO 0.375 CENTS
		247,369	ORDINARY SHARES PAID TO 40.616 CENTS
		4,550,000	CONVERTIBLE UNSECURED NOTES AT $3.30 PER NOTE
		12,500,000	OPTIONS EXPIRING ON 20/04/2006 (EXERCISE PRICE OF $1.25)
		12,331,656	OPTIONS EXPIRING ON 20/04/2006 (EXERCISE PRICE OF $1.2669)
		4	GUARANTEE FACILITY OPTIONS OVER MAXIMUM 10,050,000 FULLY PAID ORDINARY SHARES
		4	GUARANTEE FACILITY OPTIONS OVER MAXIMUM 10,057,932 FULLY PAID ORDINARY SHARES

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to

+ See chapter 19 for defined terms.

return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..11/03/02..........................
(Director/Company secretary)

Print name: ....V. H. Kuss...

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

SOUTHERN PACIFIC PETROLEUM N.L.

ACN, ARBN or ARSN

008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS OVER FULLY PAID ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,331,656
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	OPTIONS OVER FULLY PAID ORDINARY SHARES. EXERCISE PRICE: $1.2669 EACH EXPIRY DATE: 20/04/2006 CONDITIONAL UPON THE SCHEME OF ARRANGEMENT WITH CENTRAL PACIFIC MINERALS N.L. (*CPM*) BECOMING EFFECTIVE.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NO, OPTIONS DO NOT RANK EQUALLY WITH AN EXISTING CLASS OF QUOTED SECURITIES. SHARES ISSUED PURSUANT TO THE EXERCISE OF OPTIONS WILL RANK PARI PASSU WITH EXISTING ORDINARY SHARES FROM THE DATE OF ISSUE OF THOSE SHARES. OPTIONS DO NOT HAVE THE RIGHTS ATTACHING TO SHARES.
5	Issue price or consideration	CANCELLATION OF 4,629,000 OPTIONS HELD IN CPM THAT ARE TO BE CANCELLED IF THE SCHEME OF ARRANGEMENT WITH CPM BECOMES EFFECTIVE. THE CONSIDERATION PAID FOR THE ISSUE OF THE CPM OPTIONS WAS $500.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE OPTIONS HAVE BEEN ISSUED TO ENABLE THE SPP GROUP TO MEET ONGOING OPERATING AND CAPITAL COSTS OF THE STUART ENERGY PROJECT.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 MARCH 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
377,718,024	Ordinary fully paid
2,562,747	Ordinary shares paid to 10c

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CENTRAL PACIFIC MINERALS N.L. (***CPM***). UNDER THE SCHEME, SHAREHOLDERS OF CPM (OTHER THAN SPP) WILL RECEIVE 2.664 ORDINARY FULLY PAID SHARES IN SPP FOR EVERY ONE OF THEIR FULLY PAID ORDINARY SHARES IN CPM.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CPM, AS DESCRIBED ABOVE.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 MARCH 2002

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,663,651	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		247,369	Ordinary Shares paid to 40.616 cents
		4,550,000	Convertible Unsecured Notes at $3.30 per Note
		12,500,000	Options expiring on 20/04/2006 (exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (exercise price of $1.2669)
		4	Guarantee Facility Options over maximum 10,050,000 Fully paid ordinary shares
		4	Guarantee Facility Options over maximum 10,057,932 Fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the *terms entitle option holders to* participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..11/03/02.........................
(Director/Company secretary)

Print name: V. H Kuss

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

SOUTHERN PACIFIC PETROLEUM N.L.

ACN, ARBN or ARSN

008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS OVER FULLY PAID ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4 OPTIONS HAVE BEEN ISSUED WHICH IN TOTAL CAN BE CONVERTED TO A MAXIMUM OF 10,057,932 FULLY PAID ORDINARY SHARES (OPTIONS CAN ONLY BE EXERCISED IF THE GUARANTEE FACILITY IS DRAWN)

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	OPTIONS (FOR PROVISION OF GUARANTEE FACILITY) OVER FULLY PAID ORDINARY SHARES AS FOLLOWS: OPTION A OVER A MAXIMUM OF 149,184 FULLY PAID ORDINARY SHARES OPTION B OVER A MAXIMUM OF 2,397,600 FULLY PAID ORDINARY SHARES OPTION C OVER A MAXIMUM OF 3,004,459 FULLY PAID ORDINARY SHARES OPTION D OVER A MAXIMUM OF 4,506,689 FULLY PAID ORDINARY SHARES THE TERMS AND CONDITIONS OF THE OPTIONS (INCLUDING THAT OPTIONS CAN ONLY BE EXERCISED IF THE GUARANTEE FACILITY IS DRAWN UPON) WERE DETAILED IN THE NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD ON 21 DECEMBER 2001. THIS NOTICE WAS LODGED WITH THE ASX ON 20 NOVEMBER 2001.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NO, OPTIONS DO NOT RANK EQUALLY WITH AN EXISTING CLASS OF QUOTED SECURITIES. SHARES ISSUED PURSUANT TO THE EXERCISE OF OPTIONS WILL RANK PARI PASSU WITH EXISTING ORDINARY SHARES FROM THE DATE OF ISSUE OF THOSE SHARES. OPTIONS DO NOT HAVE THE RIGHTS ATTACHING TO SHARES.
5	Issue price or consideration	DEFERRED ISSUE CONSIDERATION OF $A0.01 FOR EACH SHARE THAT MAY BE PURCHASED BY EXERCISE OF THAT OPTION, WITH PAYMENT DUE IN 12 EQUAL MONTHLY INSTALLMENTS.

+ See chapter 19 for defined terms.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE OPTIONS ARE ISSUED AS CONSIDERATION FOR THE PROCURING OF AN UNSECURED GUARANTEE FACILITY TO THE COMPANY.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 MARCH 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
377,718,024	Ordinary fully paid
2,562,747	Ordinary shares paid to 10c

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CENTRAL PACIFIC MINERALS N.L. (*CPM*). UNDER THE SCHEME, SHAREHOLDERS OF CPM (OTHER THAN SPP) WILL RECEIVE 2.664 ORDINARY FULLY PAID SHARES IN SPP FOR EVERY ONE OF THEIR FULLY PAID ORDINARY SHARES IN CPM.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE SHARES ARE ISSUED PURSUANT TO A SCHEME OF ARRANGEMENT BETWEEN SPP AND CPM, AS DESCRIBED ABOVE.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 MARCH 2002

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,663,651	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		247,369	Ordinary Shares paid to 40.616 cents
		4,550,000	Convertible Unsecured Notes at $3.30 per Note
		12,500,000	Options expiring on 20/04/2006 (exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (exercise price of $1.2669)
		4	Guarantee Facility Options over maximum 10,050,000 Fully paid ordinary shares
		4	Guarantee Facility Options over maximum 10,057,932 Fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	

+ See chapter 19 for defined terms.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	*Reason for request for quotation now* Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...11/03/02......................
(Director/Company secretary)

Print name: ....V. H. Kuss......................................

== == == == ==

+ See chapter 19 for defined terms.

Additional Information in Relation to New Issues Required by Listing Rule 3.10.3

Ordinary Shares

SPP obtained shareholder approval in relation to the proposed issue of ordinary shares at a general meeting of shareholders held on 24 January 2002.

The issue will not be to a class of security holders of SPP. The fully paid ordinary shares will be issued to holders of fully paid ordinary shares in CPM (other than SPP) in the ratio of 2.664 ordinary shares in SPP for every ordinary share in CPM, pursuant to a scheme of arrangement between SPP and CPM.

Partly Paid Contributing Shares

SPP obtained shareholder approval in relation to the proposed issue of contributing shares at a general meeting of shareholders held on 24 January 2002.

The issue will not be to a class of security holders of SPP. The partly paid contributing shares will be issued to holders of partly paid contributing shares in CPM (other than SPP), in the ratio of 2.664 contributing shares in SPP for every contributing share in CPM, pursuant to a scheme of arrangement between SPP and CPM.

Equity Participation Shares

SPP obtained shareholder approval in relation to the proposed issue of equity participation shares at a general meeting of shareholders held on 24 January 2002.

The equity participation shares will not be issued to a class of security holders of SPP. They will be issued to holders of equity participation shares in CPM (other than SPP) in the ratio of 2.664 equity participation shares in SPP for every equity participation share in CPM, pursuant to a scheme of arrangement between SPP and CPM.

+ See chapter 19 for defined terms.

STUART STAGE 1 OPERATIONS UPDATE
Report No. 23 – 8 March 2002

1. STUART STAGE 1 PERFORMANCE CONTINUES TO IMPROVE

Southern Pacific Petroleum N.L. (SPP) is pleased to advise that operational and environmental performance continues to improve at the Stuart Stage 1 demonstration plant.

Stage 1 recently completed its longest run of 32 days, producing 68,000 barrels of oil over the 19 December 2001 to 20 January 2002 period.

After a short shutdown to carry out normal inspections and opportune plant maintenance, the plant was restarted on 10 February 2002. As of 8 March 2002, the plant is continuing to operate and has to date produced over 60,000 barrels of oil products in the 26 day run. Further improvements to plant equipment have enabled periods of higher sustained shale processing rates of 180-185 tonnes per hour (72-74% capacity) while continuing to limit odour emissions to meet the strictest regulatory guidelines.

Production so far for the first quarter (to 8 March) totals around 97,000 barrels, surpassing the best previous full quarter of 88,000 barrels. Production is on track with first quarter plans and the annual budget forecast of 780,000 barrels (up from 233,000 barrels in 2001).

2. MARKETS AGGRESSIVELY PURSUED FOR STUART'S HIGH QUALITY OIL PRODUCTS

Asian Light Fuel Oil Markets Proving Highly Valuable

On 10 February 2002, the Company shipped its third cargo of 50,400 barrels of low sulphur, light fuel oil (LFO) to the Singapore fuel oil market. This increases total LFO sales to 133,000 barrels.

Stuart LFO, which represents around 45% of Stuart plant production, commands excellent prices in the Asian fuel oil market where it is used as a high quality blending feedstock. Market pricing of around 92% of the benchmark West Texas Intermediate (WTI) crude oil price has been achieved for the last two shipments.

Naphtha Market Alternatives Being Pursued

Stuart ultra-low sulphur naphtha (ULSN), representing about 55% of plant production, is a premium refinery feedstock containing less than one part per million of sulphur that can be used to make gasoline, diesel and jet fuel. This is the lowest sulphur feedstock available to Australian or Asian refiners and can help achieve much lower sulphur specifications on gasoline and diesel transportation fuels that are being mandated by governments and the public.

To date, SPP has sold one cargo of 50,300 barrels of naphtha to Caltex at their refinery in Brisbane, Australia. The company has an additional 150,000 barrels of naphtha in inventory in Gladstone and Sydney, valued at around A$11 million, awaiting finalisation of sale arrangements. At current production rates the value of the naphtha inventory is growing by approximately A$800,000 per week.

SPP is pursuing ongoing naphtha sales arrangements with two of the four refiners in Australia, Caltex and ExxonMobil. Caltex has publicly acknowledged that Stuart naphtha is cleaner than conventional crude oil. The other two refiners, Shell and BP, have indicated they do not wish to purchase Stuart naphtha at this time for reasons that are unclear to SPP.

SPP remains optimistic that naphtha markets will soon be secured through its own efforts and with the support of governments.

3. SHALE OIL DEVELOPMENT OFFERS OUTSTANDING OPPORTUNITY FOR AUSTRALIA

The breakthrough technology being employed at Stuart has the potential to unlock 20 billion barrels of oil resource in Australia. This could help to secure oil supply security for the country, create a new industry employing over 65,000 people, inject A$15 billion per year in improving Australia's balance of payments and supply clean transportation fuels to improve air quality.

Both the Commonwealth and Queensland Governments have acknowledged the national importance of an oil shale industry in Australia. The Commonwealth government has provided an excise tax benefit scheme for the naphtha produced in Stuart Stage 1 to assist in technology development and the Queensland government has provided important infrastructure support.

The excise tax benefits scheme is a key incentive for the project and provides a benefit of up to A$36 million per year, at full production, through to the end of 2005 when the scheme is due to expire. The Company is currently seeking clarification from the Commonwealth Government on application of the excise tax benefit in the case of offshore naphtha sales, should domestic sales not be achieved.

Although domestic sales of naphtha would be preferable given the Commonwealth Government's clean fuel objectives, Asia is a very attractive alternative market. Asia is currently suffering a naphtha shortage with naphtha-rich crude oils in strong demand at premium prices.

4. GREENPEACE TACTICS CONDEMNED

Greenpeace's threatening activities in attempting to hijack government policy and shut down oil shale development in Australia should not be condoned. Pressure tactics on Australian refiners to prevent them from purchasing Stuart naphtha is not only malicious but is misguided and completely ignores the clean fuel benefits of Stuart oil products in improving the environment.

5. STUART PROJECT MEETS AUSTRALIAN AND INTERNATIONAL ODOUR STANDARDS

The Company is also pleased to confirm that the Stuart Stage 1 Project now meets the strictest Australian and International odour standards.

In a submission to the Queensland Environmental Protection Agency (EPA) on 25 February 2002, the Company provided comprehensive testing data and analysis indicating an 85% reduction in odours since late 2000. Subsequent discussions with the EPA will determine an appropriate limit on odour emissions and a compliance regime that will govern ongoing operations of the plant.

The reduction of odour emissions was one of the major challenges in commissioning Stuart Stage 1. The high odour emissions experienced in early phases of commissioning were unacceptable to the Company and the community of Yarwun/Targinnie and this past performance is profoundly regretted by the Company.

As a result of this unacceptable performance, the Company embarked on an extensive program of odour investigation and mitigation starting in late 1999 as part of a full review of plant emissions. The resulting emissions reduction program included $13 million in capital improvements and significant changes to operational procedures. To minimise the impact on the community while this odour reduction program was underway, the plant was only operated for 23 days in 1999 and 2000.

A five-fold increase in plant running time in 2001 has confirmed that these low odour levels can be maintained under normal operating conditions. To achieve this result, however, requires that plant production rates be restricted to 65-70% of plant capacity to limit odour emissions from the shale dryer, which was found to be a major odour source. Plans are underway to remove this bottleneck in 2002 in order to achieve higher operating rates while continuing to limit odour emissions.

Independent testing undertaken by Australia's leading odour experts verified the reduction in odour levels using the same testing methodology as adopted by all State regulatory agencies in Australia. The results and the independent assessment show that odour levels measured in the neighbouring community of Yarwun/Targinnie comply with the most stringent national and international standards.

The Company acknowledges that the Stuart plant will never be completely odour free, as is the case for most industrial plants, but is committed to meeting stringent new Queensland odour guidelines being developed to prevent odour nuisance and to continuing the search for feasible ways to achieve further improvements. In particular, the Company recognises that process disturbances can cause short-lived odour excursions. While there has been a substantial reduction in the impact and frequency of such events, SPP will continue work to minimise these disturbances.

The techniques applied and the lessons learned on odour mitigation are ground-breaking and will be incorporated into the Stage 2 design work to ensure the proposed plant meets the most stringent odour standards.

6. COMPANY FINANCES

At the end of February 2002, the Company has in excess of A$20 million of available funds. This includes A$15 million that has been drawn-down under an earlier guarantee facility.

In addition, the Company has been offered an additional A$20 million in Stuart funding but this will not be drawn upon until naphtha marketing and the associated excise tax benefit is secured.

JD McFarland

James D McFarland
Managing Director
8 March 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

SPP CPM

Southern Pacific Petroleum N.L.
A.B.N. 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia
PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia
Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Web site: www.sppcpm.com

8 March 2002

MEDIA RELEASE

NO CASH CRISIS AT STUART PROJECT

Southern Pacific Petroleum N.L. (SPP) confirmed today that it is in discussions with the Federal Government regarding clarification of existing excise arrangements on naphtha production. As a direct result of Greenpeace's threatening activities against its potential customers, SPP is being prevented from fully marketing its ultra low sulphur naphtha to Australian refiners, which is currently a precondition to the Company receiving an excise rebate.

SPP Managing Director, Jim McFarland said "Newspaper reports that it is facing a cash crisis are incorrect. The Company has in excess of A$20 million in available funds plus access to a further A$20 million which has been recently offered to the Company. However, because of the current naphtha marketing situation, it would be inappropriate to accept this recent offer until the issue is resolved."

Physical operations at the plant continue to be in line with projected improvements and are detailed in the Company's regular Stuart Stage 1 Operations Update which was released today, a copy of which is attached.

James D McFarland
Managing Director
SPP/CPM

-end-

For further information, please contact:
Diane Day
Group Manager Corporate Relations
SPP/CPM
Ph: 07 3237 6608
Mobile: 0417 795 614

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

Chairman Mr Campbell Anderson

SOUTHERN PACIFIC PETROLEUM NL (ASX: SPP)

FOR RELEASE TO THE MARKET

Effective 8 March 2002, Southern Pacific Petroleum NL (ASX: SPP) implemented the selective capital reduction approved by its shareholders on 24 January 2002. The capital reduction is part of the corporate restructure of SPP and Central Pacific Minerals NL (ASX: CPM) which will result in the formation of one publicly listed company, SPP, which will be the holding company of CPM. The capital reduction involved the removal of cross-shareholding of CPM in SPP by the cancellation of all shares in SPP held by CPM, being: 107,511,690 Fully Paid Ordinary Shares, 32,500 Contributing Shares and 312,500 Equity Participation Shares.

For more information about the capital reduction or the merger of SPP and CPM, please consult the "News and Financial" section of the SPP website, www.sppcpm.com, or send an email enquiry to info@sppcpm.com.

11 March, 2002

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

15 March, 2002

DESPATCH OF HOLDING STATEMENTS

As announced on 27 February 2002, Southern Pacific Petroleum NL (ASX: SPP) and Central Pacific Minerals NL (ASX: CPM) are merging by way of schemes of arrangement so that there will be only one publicly listed company, SPP, which will be the holding company of CPM. As part of the implementation of the schemes, SPP has issued replacement securities in SPP to those holders of CPM securities who have not elected, under the terms of the schemes, to defer their entitlement to SPP securities. On 14 March 2002, SPP despatched holding statements in respect of Fully Paid Ordinary Shares in SPP issued to those persons who were holders of Fully Paid Ordinary Shares in CPM who did not elect under the terms of the schemes to defer their entitlement to shares in SPP.

For more information about the merger of SPP and CPM, please consult the "News and Financial" section of the SPP website, www.sppcpm.com, or send an email enquiry to info@sppcpm.com.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **SOUTHERN PACIFIC PETROLEUM NL (SPP)**	
ABN **36 008 460 366**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VICTOR HERBERT KUSS
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	2,600 Fully Paid Ordinary Shares 560,000 Equity Participation Shares
Class	
Number acquired	616,316 Equity Participation Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	231,350 Equity Participation Shares in Central Pacific Minerals NL (**CPM**) under Scheme of Arrangement (estimated valuation is $2,313.50 based on paid-up value of $0.01 per CPM Equity Participation Share)
No. of securities held after change	2,600 Ordinary Fully Paid Shares 1,176,316 Equity Participation Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE CHRISTOPHER WRIGHT
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	1,750,000 Equity Participation Shares
Class	
Number acquired	1,744,920 Equity Participation Shares
Number disposed	NIL
Value/Consideration *Note: If consideration is non-cash, provide details and estimated valuation*	655,000 Equity Participation Shares in Central Pacific Minerals NL (**CPM**) under Scheme of Arrangement (estimated valuation is $6,550 based on paid-up value of $0.01 per CPM Equity Participation Share)
No. of securities held after change	3,494,920 Equity Participation Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	18/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	3,333 Fully Paid Ordinary Shares are held on trust by SPP Employee Share Plan Pty Ltd in accordance with the Company's deferred employee share plan
Date of change	8 March 2002
No. of securities held prior to change	15,333 Fully Paid Ordinary Shares 2,000,000 Equity Participation Shares
Class	
Number acquired	2,664 Fully Paid Ordinary Shares 1,971,360 Equity Participation Shares
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,000 Fully Paid Ordinary Shares in Central Pacific Minerals NL (**CPM**) (estimated valuation is $1,156.18 based on Closing Price of SPP Fully Paid Ordinary Shares on 8 March 2002 of $0.434) and 740,000 Equity Participation Shares in CPM (estimated valuation is $7,400 based on paid-up value of $0.01 per CPM Equity Participation Share) under Schemes of Arrangement
No. of securities held after change	17,997 Ordinary Fully Paid Shares 3,971,360 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NORTON BELKNAP
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: *Provide details of the circumstances giving rise to the relevant interest.*	
Date of change	8 March 2002
No. of securities held prior to change	175,000 Equity Participation Shares
Class	
Number acquired	231,235 Fully Paid Ordinary Shares 375,131 Equity Participation Shares
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	- 86,800 Fully Paid Ordinary Shares in Central Pacific Minerals NL (**CPM**) (estimated valuation is $100,356 based on Closing Price of SPP Fully Paid Ordinary Shares at 8 March 2002 of $0.434) - 140,815 Equity Participation Shares in CPM (estimated valuation is $1,408.15 based on paid-up value of $0.01 per CPM Equity Particiation Share)
No. of securities held after change	231,235 Fully Paid Ordinary Shares 550,131 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT BRYAN
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	150,000 Convertible Notes each convertible into 1 Fully Paid Ordinary Share held through Leyshon Equities Pty Limited, an entity controlled by the director
Date of change	8 March 2002
No. of securities held prior to change	300,000 Equity Participation Shares 150,000 Convertible Notes (held as stated above)
Class	
Number acquired	294,820 Equity Participation Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	110,668 Equity Participation Shares in Central Pacific Minerals NL (**CPM**) under Scheme of Arrangement (estimated valuation is $1,106.68 based on paid-up value of $0.01 per CPM Equity Participation Share)

+ See chapter 19 for defined terms.

No. of securities held after change	594,820 Equity Participation Shares 150,000 Convertible Notes (held as stated above)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN VAL BROWNING
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	3,080,000 Fully Paid Ordinary Shares and 1,820,000 Equity Participation Shares held through ANZ Nominees Limited
Date of change	8 March 2002
No. of securities held prior to change	3,080,000 Fully Paid Ordinary Shares (held as stated above) 1,820,000 Equity Participation Shares (held as stated above) 4 Special Equity Guarantee Options (A, B, C & D) (**SEG Options**) which have rights of exercise up to 10,050,000 Fully Paid Ordinary Shares (assuming an exchange rate of AU$1.00 per US$0.50) issued pursuant to the terms of the US$7.5 million Guarantee Facility which was announced to the market on 21 September 2001 (the **Guarantee Facility**)

+ See chapter 19 for defined terms.

Class	
Number acquired	1,152,958 Fully Paid Shares Ordinary to be held through ANZ Nominees Limited 1,798,040 Equity Participation Shares to be held through ANZ Nominees Limited 4 Special Equity Guarantee Replacement Options (A1, B1, C1 & D1) (**SEG Replacement Options**) issued pursuant to the terms of the CPM SEG Options Cancellation Deed (**Options Cancellation Deed**) between Central Pacific Minerals NL (**CPM**), SPP and John Val Browning
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	- 432,792 CPM Fully Paid Ordinary Shares under Scheme of Arrangement (estimated valuation is $500,383.72 based on Closing Price of SPP Fully Paid Ordinary Shares at 8 March 2002 of A$0.434) - 674,940 CPM Equity Participation Shares under Scheme of Arrangement (estimated valuation is $6,749.40 based on paid-up value of A$0.01 per CPM Equity Participation Share) - cancellation of 4 CPM Special Equity Guarantee Options under the Options Cancellation Deed (the cash consideration for each SPP Special Equity Guarantee Option A1, B1, C1 & D1 is respectively A$1,491.84, A$23,976.00, A$30,044.59 and A$45,066.89 based on an estimated valuation of A$0.01 for each underlying SPP share for each option)
No. of securities held after change	4,232,958 Fully Paid Ordinary Shares held through ANZ Nominees Limited 3,618,040 Equity Participation Shares held through ANZ Nominees Limited 4 SEG Options 4 SEG Replacement Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement and Options Cancellation Deed

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CAMPELL MCCHEYNE ANDERSON
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	5,000 Fully Paid Ordinary Shares 500,000 Equity Participation Shares
Class	
Number acquired	500,832 Equity Participation Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	188,000 Equity Participation Shares in Central Pacific Minerals NL (**CPM**) under Scheme of Arrangement (estimated valuation is $1,880 based on paid-up value of $0.01 per CPM Equity Participation Share)
No. of securities held after change	5,000 Fully Paid Ordinary Shares 1,000,832 Equity Participation Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JENNIFER ANN MCFARLANE
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	124,566 Fully Paid Ordinary Shares 1,909,960 Equity Participation Shares
Class	
Number acquired	1,971,360 Equity Participation Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	740,000 Equity Participation Shares in Central Pacific Minerals NL (**CPM**) under Scheme of Arrangement (estimated valuation is $7,400 based on paid-up value of $0.01 per CPM Equity Participation Share)
No. of securities held after change	124,566 Fully Paid Ordinary Shares 3,881,320 Equity Participation Shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Deed Poll by SPP dated 12 December 2001
Nature of interest	Deferred Entitlement to be issued 13,320 Fully Paid Ordinary Shares at (or by election, before) 8 March 2012 in consideration for 5,000 CPM Fully Paid Ordinary Shares
Name of registered holder (if issued securities)	
Date of change	8 March 2002
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	Deferred Entitlement to be issued 13,320 Fully Paid Ordinary Shares at (or by election, before) 8 March 2012 in consideration for 5,000 CPM Fully Paid Ordinary Shares
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	5,000 CPM Fully Paid Ordinary Shares (estimated valuation is $5,780.88 based on Closing Price of SPP Fully Paid Ordinary Shares at 8 March 2002 of $0.434 and conversion of CPM Fully Paid Ordinary Shares to SPP Fully Paid Ordinary Shares at a rate of 2.664 under the Scheme of Arrangement)
Interest after change	Deferred Entitlement to be issued 13,320 Fully Paid Ordinary Shares at (or by election, before) 8 March 2012 in consideration for 5,000 CPM Fully Paid Ordinary Shares

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STUART MCFARLANE
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	5,000 Fully Paid Ordinary Shares held through Parlour Investments Pty Ltd, an entity controlled by the director
Date of change	8 March 2002
No. of securities held prior to change	5,520 Fully Paid Ordinary Shares (5,000 held through Parlour Investments Pty Ltd as stated above) 50 Ordinary Shares paid to 10 cents 840,000 Equity Participation Shares
Class	
Number acquired	80 Fully Paid Ordinary Shares 914,285 Equity Participation Shares 13,320 Fully Paid Ordinary Shares to be held by Parlour Investments Pty Ltd
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	5,030 Fully Paid Ordinary Shares in Central Pacific Minerals NL (**CPM**) (estimated valuation is $5,780.88 based on 8 March 2002 Closing Price of $0.434 for SPP Fully Paid Ordinary Shares) and 343,200 Equity Participation Shares in CPM (estimated valuation is $3,432 based on paid-up value of $0.01 per CPM Equity Participation Share) under Scheme of Arrangement
No. of securities held after change	18,920 Fully Paid Ordinary Shares (18,320 held through Parlour Investments Pty Ltd) 50 Ordinary Shares paid to 10 cents 1,754,285 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	

+ See chapter 19 for defined terms.

Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN DAVIDSON
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	20,000 Fully Paid Ordinary Shares held through Kirsanda Nominees Pty Ltd, an entity controlled by the director
Date of change	8 March 2002
No. of securities held prior to change	300,000 Equity Participation Shares 20,000 Fully Paid Ordinary Shares held through Kirsanda Nominees Pty Ltd (as stated above)
Class	
Number acquired	294,820 Equity Participation Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	110,668 Equity Participation Shares in Central Pacific Minerals NL (**CPM**) under Scheme of Arrangement (estimated valuation of $1,106.68 based on paid-up value of $0.01 per CPM Equity Participation Share)

+ See chapter 19 for defined terms.

No. of securities held after change	594,820 Equity Participation Shares 20,000 Fully Paid Ordinary Shares held through Kirsanda Nominees Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EDYTHE ALEXIA PARKINSON-MARCOUX
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	300,001 Equity Participation Shares
Class	
Number acquired	295,970 Equity Participation Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	111,100 Equity Participation Shares in Central Pacific Minerals NL (**CPM**) under Scheme of Arrangement (estimated valuation is $1,111 based on paid-up value of $0.01 per CPM Equity Participation Share)
No. of securities held after change	595,971 Equity Participation Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL (SPP)**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NICHOLAS WITHRINGTON STUMP
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	300,000 Equity Participation Shares
Class	
Number acquired	301,032 Equity Participation Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	113,000 Equity Participation Shares in Central Pacific Minerals NL (**CPM**) under Scheme of Arrangement (estimated valuation is $1,130 based on paid-up value of $0.01 per CPM Equity Participation Share)
No. of securities held after change	601,032 Equity Participation Shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in CPM under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

SOUTHERN PACIFIC PETROLEUM NL (ASX: SPP)

TOP 20 SHAREHOLDINGS

The top 20 holders of Fully Paid Ordinary Shares in Southern Pacific Petroleum NL (ASX: SPP) are:

No.	Name	No. of Shares	%
1	ANZ Nominees Limited	212,631,467	56.29
2	National Nominees Limited	29,940,320	7.93
3	Oil Structure Surveys Ltd	24,979,340	6.61
4	Westpac Custodian Nominees Limited	21,045,838	5.57
5	J P Morgan Nominees Australia Limited	9,363,549	2.48
6	Sunoco Inc	4,966,864	1.31
7	Ian McFarlane	1,501,000	0.40
8	Citicorp Nominees Pty Limited	1,049,888	0.28
9	Rubicon Nominees Pty Ltd	782,692	0.21
10	Mr Donald Charles MacPherson	591,375	0.16
11	Mr James T Betts	589,680	0.16
12	J T Campbell & Co Private Equity Pty Ltd	545,153	0.14
13	Mr Peter Luke	523,046	0.14
14	Kanaird Investments Pty Ltd	488,409	0.13
15	Bowyang Nominees Pty Limited	449,969	0.12
16	Trans Pacific Petroleum N.L.	409,000	0.11
17	Mr Jonathan Brett Kuhnemann	400,000	0.11
18	HSBC Custody Nominees (Australia) Limited	385,242	0.10
19	A J S Investments Pty Ltd	375,000	0.10
20	Merrill Lynch (Australia) Nominees Pty Ltd	368,927	0.10
	Total	**311,386,759**	**82.45**

15 March, 2002

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

22 March, 2002

Company Announcement

REVIEW OF EXCISE FOR THE STUART PROJECT CONTINUES

Southern Pacific Petroleum NL (SPP) confirmed today, that as far as it is aware, the Federal Government is continuing to actively review the existing excise arrangements on the Stuart Oil Shale Project and no decisions have yet been taken.

SPP Chairman, Campbell Anderson said "Newspaper reports on 22 March that the Federal Government appears unlikely to approve modifications to the existing excise legislation for the Stuart Oil Shale Project are pre-emptive and therefore potentially misleading. Our discussions with Government are continuing, with no decisions having yet been taken."

SPP is currently seeking clarification that the full extent of the existing excise benefit scheme for Stage 1 of the Project will apply whether the naphtha is sold onshore or offshore. It is not seeking any new form of support.

The excise tax benefit scheme implemented in 1991 is success-based. In other words, it applies only to the Stage 1 technology demonstration plant if it produces oil. It is a low risk research and development incentive to assist with technology development, not a subsidy for full scale production.

In addition to the current urgent discussions with Government, SPP is continuing to pursue domestic naphtha sales arrangements with local refineries for which the excise benefit currently clearly applies. Such a benefit was received for the Company's first domestic sale of naphtha in August 2001.

Mr Anderson said "The Company remains optimistic that appropriate naphtha markets with associated excise benefits will be achieved."

Production performance continues to improve at the Stuart Project. Production so far in the first quarter (to 22 March) exceeds 115,000 barrels, surpassing the best previous quarter of 88,000 barrels.

James D McFarland
Managing Director

For further information, please contact:
Diane Day
Group Manager Corporate Relations
Southern Pacific Petroleum NL
Ph: 61 7 3237 6608

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6606
Facsimile: 61 7 3237 6703
Email: vkussr@sppcpm.com

Our Ref:

Your Ref:

25 March 2002

The Manager Company Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: Lodgement of Financial Statements and Reports

We attach the Explanatory Memorandum and Notice of Annual General Meeting for the Company.

The Annual Report (forwarded to the ASX in accordance with Listing Rule 15.4) and Notice of Meeting are being sent to shareholders on 26 March 2002. The above documents are the same as those being sent to shareholders.

Yours faithfully
SOUTHERN PACIFIC PETROLEUM N.L.

VH Kuss
Executive Director

Encl.

FUELLING TRANSPORTATIO

SPP CPM



NOTICE OF ANNUAL GENERAL MEETING & EXPLANATORY MEMORANDUM



SOUTHERN PACIFIC PETROLEUM N.L. ABN 36 008 460 366



THIRTY FOURTH

ANNUAL GENERAL MEETING

24 APRIL 2002 AT 10.30 AM

THE STAMFORD PLAZA HOTEL

(FORMERLY THE HERITAGE HOTEL)

CNR. EDWARD AND

ALICE STREETS, BRISBANE



This is an important document. Please read it carefully.

EXPLANATORY MEMORANDUM TO SHAREHOLDERS CONCERNING SPECIAL BUSINESS

EQUITY PARTICIPATION SHARES - AMENDMENTS TO CONSTITUTION ARISING OUT OF SCHEMES OF ARRANGEMENT

As part of the implementation of the schemes of arrangement, Southern Pacific Petroleum N.L. (SPP) agreed with ASX to put a resolution to holders of ordinary securities at its next general meeting to amend its constitution with regard to future issues of Equity Participation Shares so that the Equity Participation Shares carry the right to vote on all resolutions in proportion to the amount paid up on them, in accordance with the ASX Listing Rules.

Equity Participation Shares currently have all the rights attaching to ordinary shares in SPP, except that they are currently subject to the following conditions:

(a) the shares have no voting rights except in respect of resolutions changing or having the effect of changing the members of the board of directors of the company where the directors believe that there has been a change in control of the company;

(b) the shares have no dividend rights;

(c) the shares confer no right to receive a distribution in excess of the amount paid up on the share at the time of winding-up of the company.

The proposed amendments to SPP's Constitution will confer on the holders of Equity Participation Shares which are allotted and issued after 24 April 2002 with the right to vote on all resolutions at future general meetings in proportion to the amount paid up on the Equity Participation Shares. The rights of currently issued EPS will remain unchanged.

The directors believe that the amendments to SPP's Constitution will be fair and reasonable to shareholders as a whole and will not adversely affect any shareholder or group of shareholders of SPP.

BOARD RECOMMENDATION

The Board of Directors recommend that you vote in favour of the amendments to SPP's Constitution and each of the other resolutions set out in the notice of meeting.

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting will be held at The Stamford Plaza Hotel, Edward Street, Brisbane on the 24th day of April 2002 at 10.30 am to carry out the following business:

GENERAL BUSINESS

1. To receive and consider the Statements of Financial Performance for the year ended 31st December 2001, the Statements of Financial Position at 31st December 2001 and the reports of the Directors and Auditors.

2. To re-elect a Director

   Jennifer A McFarlane retires by rotation in accordance with the Constitution and, being eligible, offers herself for re-election.

3. To re-elect a Director

   James D McFarland retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election.

4. To re-elect a Director

   Robert Bryan retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election.

5. To confirm appointment of a Director

   The following resolution will be proposed pursuant to Section 201H(3) of the *Corporations Act* and in accordance with the Constitution to confirm the appointment Campbell M Anderson as a Director of the Company:

   "That the appointment of Campbell M Anderson, as a Director of the Company under Article 60 during the year, be confirmed"

6. To confirm appointment of a Director The following resolution will be proposed pursuant to Section 201H(3) of the *Corporations Act* and in accdance with the Constitution to confirm the appointment of Edythe A Parkinson-Marcoux as a Director of the Company:

   "That the appointment of Edythe A Parkinson-Marcoux, as a Director of the Company under Article 60 during the year, be confirmed."

7. To confirm appointment of a Director

   The following resolution will be proposed pursuant to Section 201H(3) of the *Corporations Act* and in accordance with the Constitution to confirm the appointment of Nicholas W Stump as a Director of the Company:

   "That the appointment of Nicholas W Stump, as a Director of the Company under Article 60 during the year, be confirmed"

8. To re-appoint John Val Browning

   The following special resolution will be proposed pursuant to Section 201C(8) of the *Corporations Act* and in accordance with the Constitution for the re-appointment of John Val Browning as a Director of the Company:

   "That John Val Browning being 76 years of age, be re-appointed as a Director of the Company, to hold office until the conclusion of the next Annual General Meeting."

9. To re-appoint Norton Belknap

   The following special resolution will be proposed pursuant to Section 201C(8) of the *Corporations Act* and in accordance with the Constitution for the re-appointment of Norton Belknap as a Director of the Company:

   "That Norton Belknap being 76 years of age, be re-appointed as a Director of the Company, to hold office until the conclusion of the next Annual General Meeting."

10. To transact any other business which may legally be brought before the meeting as General Business.

SPECIAL BUSINESS

To consider and if thought fit, pass the following resolution as a special resolution:

1. Amendments to the SPP Constitution

   Shareholders are asked to consider, and if thought fit, pass the following resolution as a special resolution:

   "That SPP's Constitution be altered in the following manner:

   (a) in Article 5A(2)(i) insert the words, "where the shares are allotted and issued to persons on or before 24 April 2002," and immediately before the words, "except in respect of resolutions changing or having the effect of changing the members";

   (b) insert a new sub paragraph (ii) in Article 5A(2) as follows:

   (ii) where the shares are allotted and issued to persons after 24 April 2002, the shares shall entitle its holder to the right to vote on any resolution at any general meeting of the Company in proportion to the amount paid up on the share;

   (c) renumber paragraphs (ii) and (iii) in Article 5A(2) as paragraphs (iii) and (iv) respectively."

Dated this 20th day of March 2002
By order of the Board

V.H. Kuss
Company Secretary
Southern Pacific Petroleum NL

NOTES

Persons entitled to Vote

Pursuant to section 1109N of the *Corporations Act*, the Directors have determined that the shareholding of each Shareholder for the purposes of ascertaining voting entitlements for the meeting will be as it appears in the SPP Register at 7.00pm (Sydney time) on 22 April 2002.

Proxies

Please note that:

(i) A proxy form accompanies this notice of meeting.

(ii) Each member entitled to attend and cast a vote may appoint a proxy. A member entitled to attend and cast at least two votes at the meeting is entitled to appoint not more than two proxies.

(iii) Where more than one proxy is appointed each proxy may be appointed to represent a specified percentage of the member's voting rights. In the event that the form of proxy does not nominate a specified percentage it will be deemed that each proxy may exercise one half of the member's votes (with fractions being disregarded).

(iv) A proxy need not be a member of SPP.

(v) The proxy form must be signed by the member or the member's attorney. Proxies given by a corporation must be executed in accordance with the *Corporations Act* and the constitution of that corporation.

(vi) An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed must be lodged at SPP's share registry at Computershare Investor Services Pty Ltd, Level 27, 345 Queen Street, Brisbane, Qld 4000, or faxed on (07) 3229 9860 by 9am (Brisbane time) on 22 April 2002 in accordance with the instructions set out on the proxy form.

GLOSSARY

ASIC

Australian Securities and Investments Commission.

Australian Stock Exchange or ASX

Australian Stock Exchange Limited.

Company

Southern Pacific Petroleum NL (ACN 008 460 366) and, where appropriate, includes its subsidiaries and any of them.

Corporations Act

The *Corporations Act* 2001, including the regulations made under it.

Ordinary Resolution

A resolution passed by at least 50% of the votes cast by members entitled to vote on a resolution.

SPP Group

SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP's Constitution

The constitution of SPP as amended from time to time.

Special Resolution

A resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution.

Subsidiary

Has the meaning in section 46 of the *Corporations Act*.

Southern Pacific Petroleum NL

FORM OF PROXY

SRN/HIN:

I/We being a member of Southern Pacific Petroleum N.L , hereby appoint

____

(Print name of proxy in block letters)

I/We wish to appoint a second proxy to vote in respect of ______________________ % of my voting rights
(Percentage of total voting rights each proxy is to represent)

☐ **To ensure your proxy votes counts, you should mark this box.**
By marking this box, when you have not directed your proxy how to vote, you acknowledge that the Chairman of the Meeting, acting as your proxy, may exercise your proxy votes even if he has an interest in the outcome of each resolution which carries a voting exclusion, and that votes cast by him, other than as a proxyholder, will be disregarded because of those interests. The Chairman of the Meeting intends to vote undirected proxies in favour of each such resolution. If you direct your proxy how to vote it is not necessary to mark the box.

or failing nomination, the Chairman of the Meeting as my proxy, to vote for me and on my behalf at the General Meeting of the Company to be held at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia on the 24th day of April 2002 at 10.30am. and at any adjournment thereof. Should a member desire to direct the proxy how to vote, the member should place a mark (x) in the appropriate box against each item otherwise the proxy may vote as he or she thinks fit or abstain from voting.

GENERAL BUSINESS	FOR	AGAINST	ABSTAIN
To adopt the reports and accounts	☐	☐	☐
To re-elect Jennifer A McFarlane as a Director of the Company	☐	☐	☐
To re-elect James D McFarland as a Director of the Company	☐	☐	☐
To re-elect Robert Bryan as a Director of the Company	☐	☐	☐
To confirm appointment of Campbell M Anderson as a Director of the Company	☐	☐	☐
To confirm appointment of Edythe A Parkinson-Marcoux as a Director of the Company	☐	☐	☐
To confirm appointment of Nicholas W Stump as a Director of the Company	☐	☐	☐
To re-appoint John Val Browning as a Director of the Company	☐	☐	☐
To re-appoint Norton Belknap as a Director of the Company	☐	☐	☐
SPECIAL BUSINESS			
To amend the Constitution	☐	☐	☐

Signed this ______________________ **day of** ______________________ 2002.

Signature of Member(s) ______________________________

Director ______________________ **Director/Secretary** ______________________

This proxy form and the Power of Attorney (if any) under which it is signed or any office copy or notarially certified copy thereof shall be deposited with the Company at the Company's share registry, C/- Computershare Investor Services Pty. Ltd., Level 27, 345 Queen Street, Brisbane, QLD 4000, or faxed on + 61 7 3229 9860 not less than 48 hours before the time of the holding of the meeting.

SPP CPM

34th ANNUAL GENERAL MEETING

Notes for Remarks

Campbell Anderson
Chairman

Stamford Plaza Hotel, Brisbane
24 April 2002

CHAIRMAN'S ADDRESS

Ladies and gentlemen.

In my address today, I propose firstly to comment on the crucially important current issue, of which shareholders will be aware from recent press releases by the Company, involving our request for an amendment to the regulations under which the Company receives an excise rebate for its naphtha sales.

I will then comment on the current world oil scene in which context our operations should be viewed, make some general comments on the changes that have been made over the last year, together with the strategic challenges facing us in the current year, before asking our managing Director, Jim McFarland, to give us in more detail a summary of the company's current and future operations.

New Developments

Firstly, I would like to update you on our ongoing discussions with the Federal Government.

As you will be aware from recent company announcements, we are making application to the Government for an amendment to the existing excise arrangements for naphtha produced by our Stuart Oil Shale Demonstration Project.

This approach has been necessary because of the ongoing activities of Greenpeace which is attempting to pressure refiners into not purchasing naphtha produced at Stuart. The campaign is part of Greenpeace's aim to stop development of Australia's oil shale industry, in turn part of their ultimate objective of eradicating the use of all fossil fuels.

It should be stressed that in these discussions with the Commonwealth, we are not seeking a new support arrangement. Rather, we have requested an amendment to the existing excise mechanism by which the Commonwealth provides its already committed support for research and development into oil shale development in Australia. That support was committed in 1991, in recognition that the Stage One Demonstration Plant could not be economic without some form of excise arrangement.

With the Commonwealth having already played a significant role in the industry's development, it would be a travesty for Greenpeace's intimidation of refiners (which can, I suggest, be viewed as a form of secondary boycotting) to succeed in blocking this project, which the government had already declared a project of national interest; and particularly during a demonstration phase which is giving such encouragement to believe that oil from shale can provide a critical part of a solution to Australia's oil sufficiency problem.

That is why we remain confident, given the Commonwealth's strong policy support for our industry, that we will receive an effective amendment to the excise regulation.

Notwithstanding the need for this amendment and Greenpeace's ongoing campaign, we are continuing our discussions with refiners in Australia.

Shareholders should recognise that any change to the feedstock for a refinery has many technical ramifications. Refining companies must take special care before introducing any new feedstock, including our naphtha, into their operations.

However, all the technical feedback received from refiners to date has been very positive, both in relation to our product's quality and its suitability as a valuable long-term feedstock.

Business Environment

Looking at the current international environment, it is clear that developing a viable oil shale industry in Australia has never been more important.

As you will be aware, it has been impossible to pick up a newspaper or watch the evening news in recent weeks without seeing the escalating conflict in the Middle East.

This is a serious and tragic situation not only for those directly affected but, as the conflict continues to destabilise a region which is fundamental to the world's current oil supplies, it has major implications for all oil-dependent countries, which includes Australia.

[Slide #1 – Increasing Reliance On Persian Gulf Supply]

As shown in this slide, forecasts by the US Energy Information Administration indicate that the Persian Gulf will remain the key source of oil supply to the world, with unmatched capability to meet growing world demand.

Australia is therefore among those many countries which should and, we believe, it does place an enormous strategic importance on sourcing domestic oil.

In this respect, Australia's potential exposure to any dislocation within a major oil producing area is increasing in view of its declining capacity to generate its own supplies of conventional oil, as the following slide indicates.

[Slide #2 – Oil Shale Could Reverse Australia's Growing Oil Supply Deficit]

Australia is being exposed to a growing oil supply deficit that, not only will have an adverse affect on the balance of payments and therefore the value of our foreign exchange, but must be serviced by oil imports from the Persian Gulf and other developing countries. This is evident in this ABARE outlook which forecasts net imports growing from around 180,000 barrels per day currently to over 600,000 barrels per day by 2019-2020, which will represent more than 50% of supply.

This slide also indicates that the oil shale industry can give this country the very real capacity, not only to meet our own energy requirements, but the opportunity to trade oil excess to those requirements as part of a major new export industry.

[Slide #3– Proven Analogy Is Oil Sands Mining]

It is within this global oil supply context that the successful commercial development of oil sands in Canada has taken on an even greater importance as a strategic source of domestic oil for North America. As we have argued for many years, the oil sands mining industry in Canada is the best analogy for the oil shale industry we seek to create in Australia.

This slide illustrates the remarkable reduction in oil sands mining costs that are being achieved as the technology continues to develop and as the scale of the industry grows. Huge investments in excess of A$20 billion are being made in oil sands mining to triple production to one million barrels of oil per day by 2010.

Continuing success there demonstrates again that the development of a major oil shale industry in Australia is both feasible and highly desirable in terms of addressing our own deteriorating oil supply outlook.

It is instructive to note the steady reduction in the cost of oil sands oil production, as technology continues to develop. We expect that our own production costs will similarly improve as we refine our processes. All the relevant evidence points strongly to the fact that our costs will be highly competitive with the Canadian experience.

Accomplishments

Looking more specifically at SPP's own situation in reviewing 2001, there is no doubt that it has been a watershed 12 months for the Company.

Clearly, a key event was the withdrawal one year ago of Suncor from the Stuart Project. I would again stress our understanding that Suncor's decision was not primarily driven by any developments here, rather it was the result of issues more directly associated with Suncor's own oil sands developments in Canada. We much regretted their decision, particularly as to timing, but in the event, outcomes in a number of important areas since their withdrawal have been most encouraging.

The manner in which our people, many of whom of course were previously employed with Suncor, worked to assume operational responsibilities at Gladstone has been quite remarkable and an excellent result.

One shouldn't underestimate the challenges of operating a demonstration plant of the complexity and scale of Stage 1 of the Stuart Project.

Jim McFarland and his team are to be congratulated for their commitment and skill in ensuring that, not only was the transition as seamless as possible, but operational results since the changeover have been excellent. We still have many challenges, but bringing together a first class operational group is fortunately not one of them.

As I have already mentioned, early this year also saw the merger of the so-called shale-oil twins with SPP/CPM now trading as a single public company on the Australian Stock Exchange.

This move has addressed concerns from a number of shareholders who found the previous structure both confusing and a depressant on the share price, as well as from the wider market which saw the structure as being unnecessarily complicated and difficult to analyse. Such a merger exercise was always going to be complex, and management deserves our congratulations on successfully getting through the morass of regulatory hurdles.

One other notable change in 2001 was that we now have in place a substantially new and independent Board and, in this respect, I would like to again pay tribute to my predecessor and founder of the Company, Sir Ian McFarlane, without whose skills and persistence none of us would be here today. I would similarly wish to place on record the Company's gratitude to Neil Patterson, whose support and counsel was so valuable during his own 18 years on the Board.

Strategic Imperatives

Turning now to our strategic imperatives, although a significant amount has been achieved over the past year, the Company still faces many challenges, not least of which is ensuring that we achieve ongoing operational excellence.

As I have already mentioned, we are well served by our operational people on site, however as a new industry, our operations will inevitably be under a microscope - particularly in the area of health and safety. In this, and indeed all areas of our operations, the Company will and should be judged against world benchmarks. However, this is in fact not a bad position to be in. With the benefits of new technology, and a new industry, we have the opportunity to set new benchmarks, not just meet existing ones.

Pursuit of New Partners

With the withdrawal of Suncor from the Stuart Joint Venture, our most important strategic imperative is to attract new partners to the project.

Although the departure of Suncor created uncertainty in many quarters over the technical viability of our ATP technology, operations at Gladstone to date, together with the results of the independent Worley engineering report, have, or certainly should have, dispelled any such concerns. And while the timing of Suncor's withdrawal was unfortunate, it has in fact given the Company greater flexibility in structuring future joint venture arrangements.

We have a clear objective to attract <u>a number</u> of new partners to the continued development of the Stuart Project and the development of other oil shale deposits to which we have title.

The Stuart Project and the development of further deposits have a global scale. Our discussion with prospective partners is therefore a global exercise in which we are being assisted by a number of advisory groups with international standing in the oil industry. The inevitable nature of such discussions is that very little can be said until at least an agreement in principle has been reached by the parties. We are clearly not yet at this stage, but I can assure shareholders that our technical progress has been well and truly noted in the industry, discussions are taking place and further discussions are planned.

In this process however, we recognise that prospective partners will want to see that all our stated objectives are being achieved.

In particular they want answers to questions that are frequently asked by our stakeholders, such as the quality of our product as a new long-term feedstock, and the environmental performance of Stuart.

In this respect, the quality of our products has now been clearly demonstrated, and in all our discussions with potential partners, we place particular emphasis on our sustainability strategy, and the fact that we are now demonstrating clear progress in those environmental management areas that will deliver the necessary stakeholder support for our projects.

It is important to remember that while answers to these questions have previously been readily available in theory, it has only been possible to fully address many of the issues through the practical operations of the Stage1 Demonstration Plant.

Sustainability Strategy

Jim McFarland will shortly bring us up to date with progress in all our areas of operation, but before handing the floor to him, I would like to make a few comments on our environmental performance, past, present and future.

I should state at the outset that we accept that, if commercial production of oil from shale is to proceed, we must meet the environmental standards set for all comparable industries in this country. The strategic implications of oil self sufficiency for Australia are so important that we very strongly believe that governments should be, and should be seen to be, totally supportive of Stuart and future oil shale developments. However we do not suggest that this support should be at the expense of good environmental management.

We do not look for special dispensation as to plant emissions whether they be odour, noise, dioxin, or greenhouse gas related emissions. What we do look for is recognition and acceptance that, in the development of a new and important industry, we be given the opportunity to demonstrate that we can operate within normal acceptable standards.

In this respect, special mention must be made regarding the odour emissions when the Stage One Plant was first started up. As has been readily acknowledged, the one and very important area in which information from our early pilot plant work was misleading, in not identifying the nature and extent of odours that would be emitted in the 75:1 scale-up to the Demonstration Plant.

On a number of occasions, odour levels during the early commissioning trials in 1999 and 2000 were unacceptably high from the standpoint of the Company, the community and the regulatory authorities. As a result we mounted a major program to better understand the odour formation mechanism and to develop operational improvements and facility changes to reduce these odour emissions. This was an 18 month exercise through to the end of 2000 during which time we operated the plant for only 23 days, primarily to test improvements.

[Slide #4 – 85% Odour Reduction]

By late 2000, we had understood the causes of the odour problem and had taken steps to eliminate such causes. As illustrated by this slide, odour emissions have been substantially reduced and are now within normal acceptable standards. That is <u>not</u> to say that our plant is now odourless - it is demonstrably not - but it <u>is</u> to say that it is well within the required standards for a large industrial project.

There are many residents in the immediate vicinity of the plant for whom this fact is of little comfort. This is obviously an unhappy situation for such residents and we will continue to work with the Government and the community to strive to address the broad issues associated with growing industrialisation in the area. We will also continue to seek ways to further improve environmental performance in both current and future plants. However, we do ask to be judged on our current performance and on our ability to resolve the problems once they had been identified.

Similarly, operational changes were put in place to reduce the possible formation of dioxins to be below world standards. It should be noted that, of those dioxins that will be formed in the combustion process, the vast majority will be returned to the pit where they are contained in a stable form and not released to the environment, either to the air or to the water-table.

Finally, turning to the issue of greenhouse gas emissions, there have been well publicised claims by Greenpeace in their campaign to prevent us selling our product, that oil produced from shale is the most greenhouse gas polluting fossil fuel on earth and that it is four times more carbon intensive than conventional oil. Both these assertions are demonstrably wrong.

In as much as the pumping of oil from underground reservoirs requires relatively little energy, it is hardly surprising that the energy intensive retorting of the shale does indeed produce more carbon. However, it is in the combustion of the fuel in its ultimate use where the significant production of carbon takes place, and in this combustion phase, the cleaner oil from shale produces less carbon than does the lightest conventional oil and significantly less carbon than that produced from heavier oils.

With respect to the production process, engineering design work for commercial oil shale development provides for the better utilisation of fuels and what would otherwise be waste heat from the ATP process, in order to reduce the net carbon emissions.

Based upon the above, we project that the greenhouse gas intensity of oil shale on a full fuel cycle basis (production, refining and final combustion) can be reduced to less than 40% - not 400% as asserted by Greenpeace - higher than conventional oil, with this difference being able to be offset by sequestration.

The work we have been doing on reforestation has been reviewed by independent consultants who confirm that, if required, we can - within the overall economics of commercial scale production - offset that remaining gap so that carbon production from the production and use of oil from shale can be the equivalent or less than that attributed to conventional oils.

With respect to environmental groups, I should point out that we have in the past and will continue in the future to seek dialogue and meet with groups who have a particular interest - favourable or unfavourable - in our activities. We believe that such exchanges can be only positive in identifying areas of mutual interest. This has however proved to be a real challenge with groups that are more interested in propagating misinformation and disinformation in order to meet their own objectives of phasing out the use of fossil fuels.

In now handing over to Jim McFarland, I conclude my own remarks by acknowledging that we still have many challenges, but more importantly, confirming to shareholders that we have identified and are implementing the answers to those challenges. Thank you.


Southern Pacific Petroleum NL
Central Pacific Minerals NL
SPP CPM
ANNUAL GENERAL MEETING
Campbell M Anderson
Chairman
24 April 2002
This presentation contains forward looking statements based on numerous assumptions, including oil prices, inflation, exchange rates, success of prior stages, production costs and taxes. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Companies. Actual results may differ materially from those projected. The Companies make no representations or warranties with respect to the accuracy of the projections.

Increasing Reliance on Persian Gulf Oil Supply


75 Mb/d
Persian Gulf
27%
Non-OPEC
60%
1999 Actual
120 Mb/d
Persian Gulf
35%
Non-OPEC
60%
Other OPEC
2020 Forecast

<u>Source:</u> *"International Energy Outlook - 2001" Energy Information Administration, US Dept. of Energy, March 2001. Reference Case.*

Oil Shale Could Reverse Australia's Growing Oil Supply Deficit



kb/d
Net Oil Imports
700
600
500
400
300
200
100
0
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Without Oil Shale
With Oil Shale
Australia
Oil Shale

Source: ABARE Research Report November 2001

Proven Analogy is Oil Sands Mining


US$/bbl ($'99)
Cash Opex
50
40
30
20
10
9
8
7
6
5
4
3
Actual
Projected Oil Shale Cost
1980
1985
1990
1995
2000


kb/d
Production Outlook
Projected Oil Shale Production
Actual
Koch
Shell
Syncrude
Suncor
1000
900
800
700
600
500
400
300
200
100
0
1980
1985
1990
1995
2000
2005
2010

85% Odour Reduction



k odour units/m³ at main stack
Stuart - Average Odour Emission Concentrations
225
200
175
150
125
100
75
50
25
0
May
Jun
Aug
Dec
Apr/May
Jun
Sept
Nov
2000
2001

SPP CPM

34th ANNUAL GENERAL MEETING

Notes for Remarks

James D. McFarland
Managing Director

Stamford Plaza, Brisbane
24 April 2002

MANAGING DIRECTOR'S ADDRESS

Thank you Mr Chairman and good morning ladies and gentlemen.

SLIDE #1 – STUART STAGE 1 ATP

It's my pleasure to report to you on our operational and financial progress over the past year and our prospects for the future, building on Campbell Anderson's remarks.

The past year was both extremely challenging and operationally rewarding for the Company as we began to achieve marked improvements in oil production and environmental performance at Stuart. Much of this progress was achieved since April 2001 in our new role as 100% project owner and operator.

The withdrawal of Suncor from Stuart was unforseen as we approached 2001. That the Company was able to respond so effectively is a great tribute to the whole SPP team and their skill and tenacity.

I trust my remarks will give you a good understanding of what has been achieved and confidence that we can continue to progress to commercial development on a timely basis to help unlock the tremendous value in the Company's world class resource base.

SLIDE #2 – 2001 OPERATIONAL ACCOMPLISHMENTS

I would like to start with a review of the key operational accomplishments in 2001.

I believe the progress we achieved at Stuart in the past year has established our credentials as a capable, responsible operator. We did it safely, without serious incidents. A top priority for us in 2002 is to continue to improve our safety management systems and performance.

The new Environment, Health and Safety Committee of the Board is taking an active role in reviewing systems and practices, and monitoring performance.

Our operational results in 2001 have proven the ATP technology at a 75 to 1 scale-up. This achievement has established the technical, operational and environmental basis on which to advance to a commercial plant at a 4 to1 scale-up from Stage 1.

Since April 2001, we have progressively increased plant reliability. The first quarter of 2002 was our best ever in terms of production. We have now produced more than 400,000 barrels of oil from Stage 1. Over 90% of this oil was produced on our watch as operator.

Since late 2000, significant improvements have been achieved in environmental performance in all key areas – air emissions, noise and water treatment.

Air emissions from Stage 1 are now well below current regulatory guidelines with sulphur dioxide and dust at less than one quarter of licence limits and dioxins at about one half of international standards. Dioxin emissions in particular have been reduced by 80% since late 2000.

An area of great concern to the Company and the local community has been odour emissions, which in early plant commissioning trials in 1999 and 2000 were unacceptably high. As Campbell Anderson indicated in his address, we have reduced these odour emissions by 85%. The plant now meets the strictest Australian and international standards for odour emissions.

In common with most of today's industry participants, we are not however only targeting compliance with environmental regulations but are continuing to search for ways to further improve environmental performance as we ramp up production.

In August 2001, an independent engineering review was completed by Worley Limited, an Australian-based and world-leading global design and project services company. The review was a thorough assessment of the ATP technology and the Stuart operation. It confirmed the significant operational improvements at Stuart, providing a helpful third party assessment for our Board of Directors and for discussions with potential investors and joint venture partners.

A top priority for us in taking over operatorship of Stuart was to improve our community relations program and to achieve significant progress on issues of concern to our neighbours in Yarwun/Targinnie, including odour emissions and noise.

We continued the focus on odour emissions and put in place additional operational enhancements to secure the low odour performance achieved in late 2000 as we increased running time at the plant in 2001. We also made a number of facility changes in the plant to achieve an 18% reduction in noise as measured in the community.

Engagement with our neighbours has also been improved as a result of the formation of the Stuart Facilitation Working Group last April. It includes representatives from SPP, the community, the Queensland Government and an independent facilitator. The Group has provided an excellent avenue for communications and a forum in which to progress resolution of a range of community issues.

The key initiatives delivered through the facilitation group so far have been the Independent Health Study which is underway and the Stuart Oil Shale Development Fund. The fund is now fully operational and provides benevolent assistance to individuals in the community and support for worthy community projects.

SLIDE #3 – 2002 OPERATIONAL GOALS

I'd like to turn now to our goals and priorities for 2002.

A top priority is to ramp-up production and cash flow from Stage 1 to more fully demonstrate the viability of the business.

This will require that we secure markets for our naphtha production, together with the excise tax rebate. The excise rebate is a success-based, low risk research and development incentive provided by the federal government to assist with technology development, not a subsidy for full scale production. It has always been regarded as vital to the viability of the Stage 1 technology demonstration plant, providing up to a maximum of A$36 million per year in revenue through 2005 when the benefit is due to expire.

With the benefit of the excise rebate we have targeted to achieve operating cash flow breakeven on an annual basis in 2002.

To maximise cash flow from Stage 1, work has started on a debottlenecking and reliability improvement program. Depending on the extent of near term fundraising and potential partner developments, this program could range between A$15 to 35 million and achieve nominal plant capacity of 1.2 to 1.4 million barrels in 2003.

A second key priority is to advance to a project decision in the first half of 2003 for the first commercial ATP.

The regulatory review process is continuing on Stage 2. A Supplementary Report to the Draft Environmental Impact Statement was submitted to governments and the public in January 2002.

Project execution planning and engineering design work was restarted for the commercial module in early 2002 after an extended holding period while the focus was placed on improving Stage 1 operations and environmental performance. The lessons learned from Stage 1 are being incorporated into the commercial plant design. An investment of up to A$25 million is required to complete a design basis memorandum (DBM) and a bankable feasibility study. This would position a project decision in the first half of 2003.

To fund these programs, we have a major program underway to secure new partners and financing. The upgrade of Stage 1 and the design work on the commercial plant to support a project decision are expected to cost A$40 to 60 million. To date we have secured A$15 million through a loan facility. We also have access to an additional A$20 million which has been offered to the Company, pending resolution of the naphtha marketing issue. With further progress on Stage 1 performance and Stage 2 regulatory approvals our prospects in attracting a new partner to Stuart should improve.

SLIDE #4 – MARKET DEVELOPMENT

Given the importance of sustainable markets for our products, I would like to provide a brief summary of market development progress.

The raw oil produced in Stage 1 is a light, low sulphur crude which is processed in our plant and marketed as two separate products: an ultra low sulphur naphtha (ULSN) for sale to conventional refineries for the production of high yields of light transportation fuels; and, a low sulphur fuel oil (LFO) suitable for sale to the Singapore spot market. The current product split is about 55% ULSN and 45% LFO.

To date, we have sold four cargoes of fuel oil totalling 172,200 barrels to oil traders in Singapore. This is a good outlet for us given the size of the Singapore fuel oil market and the premium we receive compared to other fuel oils in this market.

The naphtha produced at Stuart is a premium refinery feedstock. It is essentially sulphur-free and is the cleanest oil available to Australian refineries. Its benefits in producing cleaner transportation fuels are unarguable.

Shale oil derived naphtha has now been certified as an acceptable refinery feedstock to make jet fuel by the world's two leading standard setting authorities in the US and UK and by the Royal Australian Air Force. This achievement resulted from a major testing program supported by Caltex and extensive reviews with these agencies.

Despite the high quality of Stuart naphtha, we have made only one sale of 50,300 barrels of naphtha to the Caltex refinery in Brisbane in August 2001. An excise tax rebate of A$2.8 million was received on this shipment. Failure to make any additional sales is not related to product quality or commercial issues. Rather it is due to Greenpeace harassment and threats of consumer boycotts against the four Australian refiners if they buy Stuart oil.

Notwithstanding this situation, we are continuing to pursue naphtha sales arrangements with domestic refiners. We are also examining premium offshore markets for naphtha should this be required, assuming the Federal Government confirms that the excise tax rebate would apply. We remain optimistic that appropriate naphtha markets with the associated excise benefits will be achieved very soon.

Our naphtha inventory is currently around 185,000 barrels and is being stored under controlled conditions in tanks in Sydney, Melbourne and Gladstone.

SLIDE #5 – STUART STAGE 1 PRODUCTION

Turning to Stage 1 production, we are pleased to report that a record oil volume of 110,000 barrels was produced in the first quarter. This is a 25% increase from the fourth quarter of 2001, the best previous quarter. This improvement reflects an increase in plant availability to 63% in the quarter (57 days on production) compared to 38% in the prior quarter.

In terms of our production outlook for 2002, we are now estimating an annual volume of 650,000 barrels, down 13% from the earlier estimate outlined in our annual report. About 45,000 barrels of this reduction is attributed to lower than planned first quarter production. This resulted primarily from a slowdown of production to deal with naphtha sales issues and storage constraints. We are currently anticipating a longer shutdown in the fourth quarter to tie-in the proposed new dryer that will debottleneck plant capacity for 2003.

The current sales outlook for 2002 is 780,000 barrels, unchanged from earlier estimates, which includes 130,000 barrels of naphtha and fuel oil inventory carried-in from 2001.

Annual oil production volumes in 2003 and future years are estimated at 1.2 to 1.4 million barrels, about double 2002 volumes. This reflects the anticipated benefits of the Stage 1 debottlenecking and reliability program in 2002 which is now underway, assuming that it is fully funded.

SLIDE #6 – CORPORATE CASH FLOW

Corporate cash flow in the first quarter, excluding external funding, was negative A$16 million. This reflects limited sales revenues from Stage 1 to offset Stage 1 operating costs of A$10 million, Stage 1 capital costs of A$2 million and other net corporate costs of A$4 million.

The outlook for the full year, assuming minimum capital investment, estimates Stage 1 revenues of A$39 million and total expenditures of $62 million, resulting in a net cost of A$23 million.

Operating net cash flow breakeven on Stage 1 is achieved in this outlook.

This outlook is based on product prices of A$24 per barrel for fuel oil and A$75 per barrel for the naphtha, netted back to the plant gate after all shipping costs and including the excise tax rebate. These are projected netbacks at a world oil price of US$20 per barrel.

Capital investment in our current plan totals around A$8 million, a minimum level consistent with our current cash position. This includes A$5 million for the first tier of Stage 1 reliability improvements but excludes the proposed new shale dryer. It also includes A$3 million for Stage 2 regulatory work and initial work on a Design Basis Memorandum (DBM), a key element in preparing a Bankable Feasibility Study.

SLIDE #7 – CORPORATE CASH RESERVES

Turning to our cash reserves, we entered the year with A$18 million in available funds under management.

At the end of the first quarter of 2002, our cash reserves were down by A$1 million to A$17 million. External funds of A$15 million, received through a loan facility approved by shareholders late last year, effectively offset the A$16 million of net costs in the quarter.

Under a minimum A$8 million capital expenditure program, cash reserves are projected to decline to A$11 million by year end 2002 assuming no further fundraising.

However, major benefits are derived from a more extensive capital program in 2002. This can be partially funded from a potential new A$20 million loan facility that has been offered to the Company. This would enable a new Stage 1 dryer to be constructed for A$6 million, thereby debottlenecking plant capacity which is currently limited by odour emissions from the existing dryer. It would also provide an additional A$4 million for a second tier of Stage 1 upgrades and A$2 million for additional expenditures on the DBM for Stage 2. The remainder of the A$20 million in new funds would be directed to other working capital requirements.

Additional attractive capital investment opportunities are available to maximise cash flow from Stage 1 and to advance Stage 2 to financial close. These opportunities include A$10 to 20 million for new tankage at Stage 1 to increase shipment sizes and a third tier of reliability

improvements. An additional A$20 million is required to complete the DBM and Bankable Feasibility Study for the commercial plant. These additional programs would require funding from new partners or other forms of capital raising, in a form that minimises shareholder dilution.

In total, desirable capital investment in Stage 1 and 2 over the next twelve months totals about A$40 to 60 million, including A$15 to 35 million on Stage 1 and A$25 million on Stage 2.

SLIDE #8 – STAGE 2 FAST-TRACK SCHEDULE

I'd like to turn now to the outlook for the Stuart Stage 2 project.

We are currently projecting first oil in early 2006, but this is heavily dependent on the timing of regulatory approvals and progress in attracting new partners and associated financing. This timing requires Financial Close in the first half of 2003 and a fast-track engineering and construction schedule, which are challenging objectives.

In terms of the steps to get there, the regulatory approval process is well advanced. The Supplementary Report to the Draft EIS is currently under review by governments. We would hope that all regulatory approvals, including an environmental authority and a mining lease would be available by the end of this year or early 2003.

Achievement of Financial Close requires near term funding from a new partner or other forms of capital raising to complete the DBM and a Bankable Feasibility Study.

That's the challenge and our efforts are therefore clearly focussed on building a new joint venture as the preferable path to grow the business.

In summary, 2001 was a year of significant achievements for the Company, thanks to the extraordinary efforts of the whole SPP team. We remain very optimistic on a positive outcome in marketing our naphtha, continuing the strong ramp-up in production and cash flow from Stage 1 and securing partners to help support our growth plan. That optimism is founded on the solid demonstrable progress at Stuart that has proved the potential of the ATP

technology, coupled with the growing recognition by Australian industry and governments of the importance of secure domestic oil supplies.

Shale oil is here and now. The technology works, the oil is clean and the opportunities for shareholders and all Australians are immense.


Southern Pacific Petroleum NL
Central Pacific Minerals NL
SPP CPM
ANNUAL GENERAL MEETING
James D McFarland
Managing Director
24 April 2002
This presentation contains forward looking statements based on numerous assumptions, including oil prices, inflation, exchange rates, success of prior stages, production costs and taxes. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Companies. Actual results may differ materially from those projected. The Companies make no representations or warranties with respect to the accuracy of the projections.

2001 Operational Accomplishments

- Operating capability confirmed
- No serious health and safety incidents
- ATP 75:1 scale-up successful
- Plant reliability progressively increased
- Over 400,000 bbls of oil produced
- Plant air emissions below regulatory guidelines
- Worley independent engineering review confirmed progress
- Community relations program enhanced

2002 Operational Goals

- Ramp-up Stage 1 production and cash flow
  - naphtha markets with excise benefit
  - operating cash flow breakeven
  - debottlenecking & reliability improvement program
- Advance the commercial facility (Stage 2) to a project decision in first half 2003
  - regulatory approvals
  - bankable feasibility study
- Secure new partners and financing for Stuart

Market Development



PHILIPPINES
MALAYSIA
Singapore
KALIMANTAN
INDONESIA
Jakarta
PAPUA NEW GUINEA
Port Moresby
Darwin
Refinery
Stored Naphtha
AUSTRALIA
Gladstone
Brisbane
Perth
Adelaide
Sydney
Melbourne
Hobart

- Light Fuel Oil (LFO) market established in Singapore
  - 172,200 bbls sold
- Ultra low sulphur naphtha (ULSN) certified as feedstock for jet fuel
  - US & UK standard setting authorities
  - Royal Australian Air Force
- Pursuing domestic and offshore markets for ULSN
  - seeking excise amendment for offshore sales
- ULSN inventory
  - 80,000 bbls Sydney
  - 65,600 bbls Melbourne
  - 39,000 bbls Gladstone

Stuart Stage 1 Production



k bbls
250
200
150
100
50
0
110
180
195
165
Mar
Jun
Sept
Dec
Actual
Estimate
2002

- Record first quarter
- Production outlook 650 vs 750 kbbls prior estimate
  - 45 kbbls 1Q slowdown due to naphtha storage constraints
  - 55 kbbls 4Q shutdown for dryer tie-in
- Sales outlook 780 kbbls
  - 130 kbbls from 2001 inventory
- 2002 capital program could secure 1.2 - 1.4 Mbbls production in 2003+

24/04/02

Corporate Cash Flow



A$ million
20
15
10
5
0
-5
-10
-15
-20
0.3
16
17
19
14
14
8
13
Mar
Jun
Sep
Dec
Actual
Estimate
2002
Stage 1 Revenue
Stage 1 Opex
Stage 1 Capex
Net Corporate Costs

- Stage 1 operating cash flow breakeven achieved
- Plant gate netbacks
  - LFO A$24/bbl
  - ULSN A$75/bbl
- A$8 M minimum capex case

24/04/02

Corporate Cash Reserves



A$ million
40
30
20
10
0
External Funds
15
A$8 M Minimum Capex Case
18
16
1Q Net Costs
7
11
Cash
2Q - 4Q Net Costs
Cash
Actual
Estimate
YE 2001
YE 2002

2002 Capex

- Funded minimum case
  - A$5 M Stage 1 upgrades
  - A$3 M Stage 2 regulatory/DBM
- Potential capex additions with expected new funding of $20 M
  - A$6 M Stage 1 dryer
  - A$4 M Stage 1 upgrades
  - A$2 M Stage 2 DBM
- Additional unfunded capex opportunities
  - A$10-20 M Stage 1 tankage & upgrades
  - A$20 M Stage 2 feasibility study

Stage 2 Fast-Track Schedule



Commissioning
First Oil
Construction
Financial Close
Engineering
DBM/Feasibility Study
Partners/Financing
Regulatory
EIS Supplement
Approvals
2001
2002
2003
2004
2005
2006

24/04/02

SPP CPM

ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

24 April, 2002

The Manager
Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: Southern Pacific Petroleum N.L.

In accordance with Listing Rule 3.13.2 please find detailed below the total number of proxies received in relation to the resolution and the result of the resolution:

1. To receive and consider the Statements of Financial Performance for the year ended 31st December 2001, the Statements of Financial Position at 31st December 2001 and the reports of the Directors and Auditors

For:	45,123,130
Against:	269,044
Abstained:	15,347
Discretionary:	32,737,881

The resolution was passed unanimously on a show of hands.

2. That Jennifer A McFarlane who retires by rotation in accordance with the Constitution and, being eligible, offers herself for re-election

For:	24,539,599
Against:	20,927,396
Abstained:	13,475
Discretionary:	32,664,932

The resolution was passed unanimously on a show of hands.

3. That James D McFarland who retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election

For:	45,062,425
Against:	486,472
Abstained:	9,030
Discretionary:	32,587,475

The resolution was passed unanimously on a show of hands.

....2/.

4. That Robert Bryan who, retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election

For:	45,125,170
Against:	423,727
Abstained:	9,030
Discretionary:	32,587,475

The resolution was passed unanimously on a show of hands.

5. That the appointment of Campbell M Anderson, as a Director of the Company under Article 60 during the year, be confirmed.

For:	44,983,558
Against:	496,748
Abstained:	14,621
Discretionary:	32,650,475

The resolution was passed unanimously on a show of hands.

6. That the appointment of Edythe A Parkinson-Marcoux, as a Director of the Company under Article 60 during the year, be confirmed.

For:	45,105,601
Against:	428,580
Abstained:	7,506
Discretionary:	32,603,715

The resolution was passed unanimously on a show of hands.

7. That the appointment of Nicholas W Stump, as a Director of the Company under Article 60 during the year, be confirmed.

For:	45,106,384
Against:	456,197
Abstained:	16,426
Discretionary:	32,566,395

The resolution was passed unanimously on a show of hands.

8. That John Val Browning, being 76 years of age, be re-appointed as a Director of the Company, to hold office until the conclusion of the next Annual General Meeting

For:	44,960,295
Against:	612,412
Abstained:	17,900
Discretionary:	32,554,795

The resolution was passed on a show of hands.

....3/.

9. That Norton Belknap, being 76 years of age, be re-appointed as a Director of the Company, to hold office until the conclusion of the next Annual General Meeting

For:	44,365,215
Against:	1,206,492
Abstained:	18,900
Discretionary:	32,554,795

The resolution was passed unanimously on a show of hands.

10. That SPP's Constitution be altered by making the amendments set out in the Notice of Meeting.

For:	11,127,285
Against:	45,426
Abstained:	154,537
Discretionary:	31,366,234

The resolution was passed unanimously on a show of hands.

Yours faithfully

V H Kuss
Secretary

MARCH 2002 QUARTERLY REPORT

30 April 2002

This Quarterly Report summarises the activities of Southern Pacific Petroleum N.L. (SPP – "the Company") for the quarter ended 31 March 2002. This report also contains information on a number of key events that occurred subsequent to 31 March.

1. SHAREHOLDERS AND FEDERAL COURT APPROVE MERGER OF SPP AND CPM

At Extraordinary General Meetings of SPP and CPM held on 24 January, shareholders overwhelmingly approved the merger of SPP and CPM under a Scheme of Arrangement to create a single publicly listed entity, SPP. This result was ratified by the Federal Court of Australia on 27 February.

CPM was subsequently delisted from trading on the ASX on 28 February and the conversion of CPM shares to SPP shares was completed on 8 March. A new American Depositary Receipt (ADR) started trading on NASDAQ on 1 March, with one ADR representing 40 SPP shares.

The merger achieves a simplified corporate structure for SPP which better positions the Company for growth by improving access to Australian and international capital markets.

2. STUART STAGE 1 ACHIEVES 25% PRODUCTION INCREASE IN THE FIRST QUARTER

The Stuart Stage 1 demonstration plant produced 110,000 barrels of oil in the first quarter, a new record exceeding the best previous quarter by 25%.

The plant was on production for 57 days in the first quarter, achieving plant availability of 63% compared to 38% in the prior quarter. A record production run length of 37 days was also achieved.

These improvements in plant availability and production reflect the benefits of reliability improvements and rapidly growing operational experience.

Production was reduced in the first quarter due to constraints associated with securing suitable naphtha storage arrangements in Sydney and Melbourne. These were required due to continuing delays in accessing the domestic market for naphtha. Australian refineries are currently the target market for naphtha given that the Federal Government assistance for the development of shale oil technology is currently given by means of an excise rebate on domestic sales of naphtha.

Following another successful month of operations in April, the Stuart plant is currently undergoing maintenance work in a number of areas to facilitate more sustained operations. This maintenance work began on 25 April and is expected to be completed during the week of 6 May.

3. SINGAPORE MARKET WELL ESTABLISHED FOR LIGHT FUEL OIL

The Company shipped its fourth cargo of 39,200 barrels of light fuel oil (LFO) to Singapore on 20 April. This increases total LFO sales to 172,200 barrels, all to the Singapore fuel oil market.

Market prices continue to be robust at around 91% of a benchmark West Texas Intermediate crude oil price.

4. COMPANY REMAINS OPTIMISTIC THAT NAPHTHA SALES WITH THE EXCISE REBATE WILL SOON BE SECURED

Despite the unarguable benefits of Stuart ultra low sulphur naphtha as a refinery feedstock for Australian oil refineries, the Company has been unable to secure sales to the four domestic refiners with the exception of an initial sale of 50,300 barrels to Caltex in August 2001. The Company believes there is little doubt this is primarily due to Greenpeace harassment and threats of consumer boycotts against the refiners if they purchase Stuart naphtha.

The Company currently has 185,000 barrels of naphtha stored under controlled conditions in tanks in Sydney, Melbourne and Gladstone. The value of this naphtha is around A$14 million, including the anticipated excise rebate.

As a result of this impasse, the Company has requested that the Federal Government amend the existing excise rebate regulation for the Stage 1 plant to enable the excise rebate to be paid on both domestic and offshore sales of naphtha. The current excise regulation provides for a rebate up to $36 million per year only on naphtha sold and processed in Australian refineries.

The enabling legislation for this rebate was put in place in 1991 to encourage oil shale technology development. It is a success-based, low risk R&D incentive for the Stage 1 technology demonstration project. It is not a subsidy for full scale commercial production.

Notwithstanding this situation, the Company is continuing to pursue naphtha sales agreements with two of the four domestic refiners, ExxonMobil and Caltex. In addition, potential sales to offshore customers are being developed in the event that the Federal Government confirms the excise tax rebate would apply to such sales. These discussions confirm that attractive offshore markets exist for Stuart naphtha.

The Company remains optimistic that appropriate naphtha markets with associated excise benefits will soon be achieved.

5. NEW STAGE 1 SHALE DRYER DESIGN AND PROCUREMENT UNDERWAY

Currently, Stuart Stage 1 shale processing rates are limited to 70-75% of capacity because of the need to reduce throughput in the existing rotary shale dryer to minimise odour emissions. At high rates through the existing dryer, some pyrolysis of shale fines occurs, releasing odorous emissions that exit the main stack.

To remove this shale drying bottleneck, work has been underway since late 2001 to design and build a new and improved shale dryer reflecting increased understanding of the drying process. Based on pilot plant testing on various shale dryer designs, the Company has chosen a fluidised bed dryer design which offers the potential for materially higher throughput with lower odour emissions compared to the existing rotary dryer. The Company expects this new dryer to be the prototype for the commercial Stage 2 project. The dryer and associated equipment is expected to cost around A$6 - 7 million.

Preliminary engineering is complete and some long-lead items are being ordered. Subject to new financing being secured in May 2002, full project appropriation would follow, with commissioning of the new dryer in January 2003.

6. REGULATORY REVIEW PROCESS CONTINUES ON STUART STAGE 2

On 18 January, the Company publicly released a Supplementary Report to the Stage 2 Draft Environmental Impact Statement (EIS) which was lodged with both the Queensland and Commonwealth Governments. The Report responds to questions raised by Government agencies and the public in submissions to the Draft EIS. The Report also incorporates lessons learned from two years of commissioning and operations experience in Stage 1 of the Stuart Project.

The Report is currently under review by governments.

7. ADVISORS ENGAGED TO SUPPORT PARTNER STRATEGY FOR STUART

A top priority of the Company is to secure new partners to participate in the development of Stuart as a means to maximise the value of the Company's world scale oil resources in the minimum time feasible.

In the first quarter, the Company increased its campaign to secure new partners. A number of international advisers have been engaged to assist this campaign and to provide financial, strategic and project development support.

This campaign should benefit from the progress achieved in Stage 1 and the restart of project execution planning and engineering design work on Stage 2, the first phase of commercial development.

The Company is actively engaged in discussions with a number of interested parties and further discussions are planned.

8. FUNDS MANAGEMENT

At the end of March 2001, the SPP Group had A$17.4 million of available funds under management.

This balance includes funds drawn from a A$15 million loan facility arranged with a Director of the Company that was approved by shareholders in December 2001.

The Company has been offered an additional A$20 million in funds which are expected to be accessed when the naphtha marketing issue is resolved.

James D McFarland
Managing Director
30 April 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Southern Pacific Petroleum N.L.

ABN	Quarter ended ("current quarter")
36 008 460 366	31 March 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors		1,005	1,005
1.2	Payments for	(a) exploration and evaluation	(10,158)	(10,158)
		(b) development		
		(c) production		
		(d) administration	(2,440)	(2,440)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		7	7
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other - Sundry Receipts		62	62
	- GST Credits received from Aust Tax Office		1,545	1,545
	Net Operating Cash Flows		(9,979)	(9,979)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments	(30)	(30)
		(c) other fixed assets	(8)	(8)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments	349	349
		(c)other fixed assets	225	225
1.10	Loans to other entities		(7,255)	(7,255)
1.11	Loans repaid by other entities			
1.12	Other Dividends Received		11	11
	Interest Received		116	116
	Net investing cash flows		(6,592)	(6,592)
1.13	Total operating and investing cash flows (carried forward)		(16,571)	(16,571)

"Equity Investments" includes investments in equities, bonds and other financial securities.

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(16,571)	(16,571)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	14,510	14,510
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – Interest Paid on Convertible Notes		
	Net financing cash flows	14,510	14,510
	Net increase (decrease) in cash held	(2,061)	(2,061)
1.20	*Cash at beginning of quarter/year to date*	6,332	6,332
	Cash balances (at date of acquisition) of controlled entities acquired during the period	10,044	10,044
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	14,315	14,315

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	347
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

In accordance with a Scheme of Arrangement approved by the company's shareholders on 24 January 2002, and subsequently approved by the Court, the company assumed control of the Central Pacific Minerals N.L. Group of Companies (CPM). In consideration for the company assuming control of CPM, the company issued 164,218,904 fully paid ordinary shares, 247,369 partly paid shares (9.384 cents unpaid per share), 22,906,002 Equity Participation shares and 12,331,660 options. The operations of CPM have been included in the Statement of Cash Flows from the date of acquisition.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities US$7.5 million Facility (Converted at A$/US$ rate on 29/03/02 of US$0.5328) arranged with Guarantee Facility approved at EGM on 21/12/01.	14,077	14,077
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	11,888
4.2	Development	
	Total	**11,888**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,315	864
5.2 (a)	Deposits at call	11,493	1,209
5.2 (b)	Short Term Securities	1,507	4,000
5.3	Bank overdraft		
5.4	Other (Intercompany Cash Account)	0	259
	Total: cash at end of quarter (item 1.22)	14,315	6,332

Note: Cash at the end of the current quarter includes cash held by entities acquired during the period. The cash held at the end of the previous quarter does not reflect these balances.

+ See chapter 19 for defined terms.

Changes in interests in mining tenements

Note: The change in interests in mining tenements has resulted from the merger of SPP and CPM during the quarter, with SPP taking control of tenements helds by CPM.

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	EPM 3215	Interests in tenements were acquired through the company assuming control of the Central Pacific Minerals N.L. Group of Companies (CPM). The interest held at the end of the quarter represents total aggregate interests held by the Southern Pacific Petroleum N.L. and CPM.	50%	100%
		EPM 3436		50%	100%
		MDL 177		50%	100%
		ML 80003		50%	100%
		EPM 4612		25%	50%
		EPM 3520		50%	100%
		EPM 3470		50%	100%
		EPM 3469		50%	100%
		MDL 196		50%	100%
		MDL 197		50%	100%
		EPM 7721		25%	50%
		MDL 178		50%	100%
		MDL 188		25%	50%
		EPM 3458		50%	100%
		EPM 3459		50%	100%
		EPM 3460		50%	100%
		EPM 10622		50%	100%
		EPM 13228		50%	100%
		ML 1404		35%	70%
		MDL 257		35%	70%
		MDL 62		42.19%	84.38%
		MDL 128		30.02%	60.04%
		ERL's 46-55		Nil	17.48%
		ML's 77-86		Nil	93.75%
		MC 38		Nil	100%

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Note: The movements in issued capital are due mainly to SPP taking control of CPM during the quarter. Refer section 2.1 of this report for further information.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities**	Nil	Nil		
7.2	Changes during quarter				
	(a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil	N/a	N/a
7.3	**+Ordinary securities**				
	Fully Paid	377,718,024	377,718,024	Fully Paid	Fully Paid
	Partly Paid	2,562,747	2,562,747	50	10
	Partly Paid	247,369	Nil	50	40.616
	Equity Participation	27,663,651	Nil	Various	1
	Equity Participation	22,906,002	Nil	Various	0.375
7.4	Changes during quarter				
	(a) Increases through issues				
	Fully Paid Ordinary	164,218,904	164,218,904	Fully Paid	Fully Paid
	Partly Paid	247,369	Nil	50	40.616
	Equity Participation	22,906,002	Nil	Various	0.375
	(b) Decreases through returns of capital, buy-backs				
	Fully Paid	107,511,690	107,511,690	Fully Paid	Fully Paid
	Partly Paid	32,500	32,500	50	10
	Equity Participation	312,500	Nil	15	1
7.5	**+Convertible debt securities** *(Unsecured Convertible Notes issued at $3.30)*	4,550,000	Nil	$3.30	$3.30
7.6	Changes during quarter				
	(a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through securities matured, converted	Nil	Nil	N/a	N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*			*Exercise price*	*Expiry date*
		12,500,000	Nil	$1.25	20/04/2006
		12,331,656		$1,2669	20/04/2006
7.8	Issued during quarter	12,331,656	Nil	$1,2669	20/04/2006
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a

+ See chapter 19 for defined terms.

7.7	**Options** *(each option converts to Fully Paid Ordinary Shares – maximum possible number is disclosed in brackets)*	Option A (150,000) Option B (2,400,000) Option C (3,000,000) Option D (4,500,000) Option A1 (149,184) Option B1 (2,397,600) Option C1 (3,004,459) Option D1 (4,506,689)	Nil Nil Nil Nil Nil Nil Nil Nil	Options are all issued at deferred consid of $A0.01 per share that may be purchased by exercise of that option	N/a
7.8	Issued during quarter	Options A1, B1, C1 & D1	Nil	Details per above	N/a
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures***(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

In accordance with the Schemes of Arrangement resulting in SPP taking control of CPM, current CPM security holders (other than SPP) have the right to convert their CPM securities into SPP securities, as follows:

- At 31 March 2002, 11,113,818 CPM fully paid ordinary shares, 742,000 CPM partly paid shares and 1,882,250 CPM equity participation shares were subject to a deferral arrangement, whereby the holders of these shares could convert their holding into SPP shares at any time up to 8 March 2012. These shares each have the right to convert into 2.664 equivalent SPP shares.
- At 31 March 2002, CPM had 1,920,000 convertible notes on issue. As a result of the Scheme of Arrangement, each of these convertible notes are convertible into 2.664 SPP fully paid ordinary shares.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..30 April 2002.........
(Director)

Print name: ......V. H. Kuss...................................

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

SPP Group Cash Flow
(SPP and CPM combined)

The Cash Flow detailed below shows the SPP group combined cash flow position of all entities, including those acquired during the quarter. This cash flow allows users to analyse the cash flow position of the Group over the full quarter. It should be noted that the Cash Flow detailed in Appendix 5B shows the consolidated position from the date of acquisition, being 28 February 2002 (ie one month, March, of CPM cash flow). It therefore , in effect, excludes the cash flow for CPM for the first 2 months. The Combined Cash Flow includes the cash flows of the entities acquired up to that date.

Cash flows related to operating activities	**SPP Group Combined Cash Flows** **$'000**	**Cash Flows adjustments resulting from entities being acquired during the Quarter (not included in Appendix 5B)** **$'000**	**Cash Flow as per Appendix 5B** **$'000**
Receipts from product sales and related debtors	1,998	993	1,005
Payments for (a) exploration and evaluation	(16,599)	(6,441)	(10,158)
(b) development			
(c) production			
(d) administration	(3,615)	(1,175)	(2,440)
Dividends received			
Interest and other items of a similar nature received	13	6	7
Interest and other costs of finance paid			
Other - Sundry Receipts	213	151	62
- GST Credits received from Aust Tax Office	2,005	460	1,545
Net Operating Cash Flows	(15,985)	(6,006)	(9,979)
Cash flows related to investing activities			
Payment for purchases of: (a)prospects			
(b)equity investments	(30)	-	(30)
(c) other fixed assets	(8)	-	(8)
Proceeds from sale of: (a)prospects			
(b)equity investments	672	323	349
(c)other fixed assets	450	225	225
Loans to other entities	-	7,255	(7,255)
Loans repaid by other entities			
Other Dividends Received	12	1	11
Interest Received	184	68	116
Net investing cash flows	1,280	7,872	(6,592)
Cash flows related to financing activities			
Proceeds from issues of shares, options, etc.			
Proceeds from sale of forfeited shares			
Proceeds from borrowings	14,510	-	14,510
Repayment of borrowings			
Other – Interest Paid on Convertible Notes			
Net financing cash flows	14,510	-	14,510
Net increase (decrease) in cash held	(195)	1,866	(2,061)
Cash at beginning of quarter/year to date	14,510	8,178	6,332
Cash balances (at date of acquisition) of controlled entities acquired during the period		(10,044)	10,044
Cash at end of quarter	14,315		14,315
Market Value of shares and other valuation adjustments	3,068		3,068
Available funds at end of quarter	17,383		17,383